                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                 AMENDMENT 1 to
                                     FORM 10SB

             General Form for Registration of Securities Of Small
                                Business Issuers

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             REDNECK FOODS, INC.
            (Exact name of Small  Business Issuer in its charter)



                DELAWARE                                       56-203-5983
      (State or other jurisdiction of                      (I.R.S. Employer
       incorporation or organization                      Identification No.)


  71 Turtle Creek Drive, Asheville, NC                          28803
(Address of principal executive offices)                       (Zip Code)

Registrant's Telephone number, including area code:        (828) 277-5577










Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement, including the information incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's growth strategies, and anticipated trends in the
Company's business and demographics.   These forward-looking statements are
based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this section "Risk Factors," including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

A. The Company was incorporated in Delaware on January 31, 1997. The Company is authorized to issue Twenty Million (20,000,000) Common Shares, $.001 par value. The Company is also authorized to issue Two Million Five
Hundred (2,500,000) Preferred Shares, $.001 par value.   Pursuant to a
Special Meeting of the Shareholders held on July 22, 1997, the Company filed an amendment to the Articles of Incorporation increasing the authorized Common Shares of the Company to One Hundred Million (100,000,000).

The Company's executive offices are located at 71 Turtle Creek Drive,
Asheville, NC 28803.   These offices consist of 1,800 square feet which are
leased on a five year lease basis at the monthly lease price of $1,800 which is terminable on a sixty day written notice.

There are presently outstanding 11,256,555 Common Shares.

Corporate Operations. The Company is a newly formed company, which currently intends to acquire and operate barbecue restaurants to be known as "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q," The Company intends initially to acquire existing barbecue restaurants for
conversion to one of the two restaurant concepts.   The Company also intends
to market and distribute barbecue sauces and salsas under trademarks using the "Foxworthy" name and may also, at a later time, distribute other food products which are related to the restaurant menu.

License Agreement.     On February 4, 1997, the Company entered into a
license agreement with Jeff Foxworthy whereby Mr. Foxworthy licensed the use
of his name and likeness.   In consideration for the  license agreement, the
Company issued 2,500,000 of its Series A Preferred Stock under the terms of a
Stock Purchase Agreement.   The term of the license agreement is 50 years
unless sooner terminated by the occurrence of any of the following:

	a.	a material breach by the Company of the license agreement,
the Stock Purchase Agreement or any of the transaction documents, if the breach is not cured within 30 days of receipt from Foxworthy of written notice thereof.
	b.	at the option of Foxworthy, upon a material breach by David
Womick of his obligations under Mr. Womick's employment agreement within the first three years after opening of the first restaurant, which breach has not been cured within 30 days of receipt from Foxworthy of written notice thereof.
	c.	Upon receipt of written notice from Foxworthy in the event
the Company commits any act or omission, is subject to any claim or occurrence or is involved in any circumstances that would cause the continued association of the Company with the licensed material to be detrimental to the value of the licensed material or to Mr. Foxworthy's image or reputation as determined by Foxworthy in his sole and absolute discretion.

         d. The failure of the Company to continually operate the restaurants and manage the franchise according to the policies, practices and standards agreed to by the parties pursuant to the terms of the Stock Purchase Agreement.

         e. The failure of the Company and/or Mr. Womick to raise the Investment Capital, on or before June 30, 1998, and otherwise pursuant to the terms provided in the Stock Purchase Agreement; or

         f. The failure of the Company to comply with any laws and regulations, the consequences of which are materially adverse to the Company.

As of June 7, 1998, the Investment Capital had been raised and Mr. Foxworthy's Series A Convertible Preferred Stock was automatically converted to Common Shares as per the Series A Convertible Stock Purchase Agreement.

Upon termination or expiration of the License Agreement, all license rights granted to the Company shall terminate and the Company shall immediately
thereafter discontinue all use of the licensed material.   Mr. Foxworthy
shall have the right to purchase any inventory of the licensed products in the Company's possession as of the date of termination. If Mr. Foxworthy does not purchase all of the Company's existing inventory of the licensed products, then not withstanding the termination of the license agreement, the Company shall have the right ot continue to use the licensed material in connection with the advertisement, distribution, and sale of its existing inventory of licensed products for a period of 120 days after termination, provided that such advertisement, distribution and sale is done only by means of and through then-existing distribution channels and in all other respects in accordance with all the terms and conditions contained in the license agreement.

Development of Corporate Owned Restaurants. The Company intends to develop a chain of corporate owned restaurants under the name of "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q."

Implementation of Restaurant Franchising Program. The Company intends to build additional corporate owned restaurants and develop and implement a restaurant franchising program on a nationwide basis.

Acquisition of Existing Barbecue Restaurants.   The Company intends to
acquire existing barbecue restaurants for conversion to either "Foxworthy's Smoke House Grill" or Foxworthy's Backyard Dar-B-Q concepts.

 In March, 1998, the Company paid an escrow deposit of $25,000 in connection with negotiations with Woody's Bar-B-Q, a barbecue restaurant chain of seven company operated and twenty-six franchised barbecue restaurants in
Jacksonville, Florida which the Company was seeking to acquire.    The
Company forfeited the escrow deposit when the agreement terminated without being consummated.

The agreement with Woody's Bar-B-Q is being renegotiated and completed and the Company continues to seek the requisite financing to consummate the purchase.

The Company does not have any other plans, agreement, arrangements or understandings with respect to the acquisition of restaurants.

Products.   The Company's sauces will be produced and marketed under the
"Jeff Foxworthy's Backyard Bar-B-Q Sauce" brand.   The first three sauces
are:

   Original Redneck.   An original mild tomato and molasses based sauce.
   Redneck Hot.   A hot spicier version of "Original Redneck" sauce.
   Tangy  Mustard.   A tangy mustard based sauce that was developed to be
   used as a barbecue sauce, salad dressing and a dipping sauce.

The Company has entered into an agreement with PicNik Foods, Inc. located in Montgomery, Alabama to manufacture these sauces. It is believed that this manufacturer has sufficient capacity to process, pack and ship the anticipated sales volume of the sauces. Other manufacturers are available to manufacture the sauces, if needed.

The Company has determined the retail and wholesale prices of its products, however, the prices vary from store to store.

The Company has retained food brokers to assist the Company in the development and distribution of products expected to be developed that are related to the menu and concept.

Marketing.   The Company shall rely primarily on print, television and radio advertising along with sampling at retail outlets to initially attract customers to buy its products and, in the future, to eat at its restaurants. The Company may also use distinctive exterior signage and off-site billboards.

Promotion Agreement.    On February 4, 1997, the Company entered into a
promotion agreement with Jeff Foxworthy whereby the Mr. Foxworthy will
provide the Company with certain promotional appearances and services.   For
a period of five years, Mr. Foxworthy agrees to serve, without charge, but subject to applicable union and guild minimums, as the feature actor in four
commercials per year promoting the restaurants and the franchise.   The
commercials may be aired on local or national television or radio or both. During the term of the agreement, Mr. Foxworthy shall not directly or indirectly provide promotional appearances or services to any business which competes with the Company's business of owning and managing restaurants that feature barbecue style as their primary cuisine and marketing and selling
barbecue-related food products.   The promotion agreement has the same
termination features as the License Agreement discussed above.

Consulting Agreement.   On February 4, 1997, the Company entered into a
consulting agreement with J.P. Williams to provide the Company with consulting advice and services with respect to the promotion and merchandising of the Company's proposed restaurants and the food products of
the Company.   The Company pays J. P. Williams an annual consulting fee
of $10,000, as a base fee.   In addition to the base fee plus reasonable
expenses, J.P. Williams may be entitled to a potential bonus, the amount of which, if any, shall be determined by the Board of Directors of the Company, in its sole and absolute discretion.

Additionally, Mr. Williams has been granted options to acquire 540,000 shares of common stock of the Company. Mr. William's interest in such options shall vest in equal monthly installments on the first day of each month over the
three year term of the consulting agreement.   The options expire ten years
from the date of the grant.

Distribution. The Company's products are specifically designed for national distribution through grocery stores, gift shops, discount outlets and restaurants.

Buyer-Broker Agreement.   On April 16, 1997, the Company entered into a
Buyer-Broker agreement with Business Intermediary Services, Ltd., a business controlled by Mr. Erich Schmid, a director of the Company, to locate
businesses or properties to be purchased by the Company.   The term of the
agreement is twenty four (24) months. Pursuant to the Buyer-Broker Agreement, the Company shall pay an accomplishment fee based on a percentage of the total purchase price paid by the Company. The accomplishment fee structure is:

5% of total purchase price up to $1,000,000; plus
4% of total purchase price between $1,000,000 and $2,000,000; plus 3% of total purchase price between $2,000,000 and $3,000,000; plus 2% of total purchase price between $3,000,000 and $4,000,000; plus 1% of total purchase price in excess of $4,000,000.

Pursuant to this agreement, the Company paid Business Intermediary Services, Ltd. $30,000 on February 16, 1998 in connection with the acquisition of the Asheville, North Carolina restaurant. Additionally, Business Intermediary Services, Ltd. will be entitled to a fee in the event the acquisition of Woody's Bar-B-Q, Inc. is consummated.

Stock Purchase Letter Agreement. On September 11, 1998, the Company obtained an extension relating to its ongoing negotiations to acquire all of the stock of Woody's Bar-B-Q Holdings, Inc., a 33-unit chain based in Jacksonville Florida. To obtain this extension, the Company agreed to release to the selling shareholders of Woody's $805,630, representing the net funds held in escrow at that time. The Company expects to pay a total of $1,600,000 in cash plus approximately $4,000,000 of Convertible Promissory Notes (the
"Notes") bearing interest at 10% and maturing in one year.   The
final purchase price is subject to adjustment based upon a closing
balance sheet audit.   The Notes are convertible into Common Stock
at the lower of $2.93 per Common Share or the average daily closing
prices for the 30 days prior to conversion.   Additionally, the
Company will issue Warrants to the Selling Shareholders to acquire 500,000 shares of the Company's Common Stock at the lower of $1.71
or the Conversion Price identified in the Notes.   Mr. David Womick,
President of Redneck Foods, Inc., and his wife have also agreed to guarantee the Notes and they have agreed to pledge 1,000,000 of
their Redneck Common Shares as additional collateral.   The Company
and the Sellers extended the closing 3 times until October 8, 1998 to facilitate the raising of the necessary capital to close the transaction.

The Company is attempting to raise the required cash through a
private placement of convertible debentures.   The Company
authorized up to $3,000,000 in aggregate principal amount of Series
1 Secured Convertible Debentures Due 2001 (the "Debentures").   The
Debentures bear interest at 5% per annum, payable quarterly, and are
redeemable at 125% of the principal amount so redeemed.   Subsequent
to June 30, 1998, $1,271,200 in Debentures has been sold.

Joint Venture Agreement.   The Company has entered into a joint venture with
Pigs"R"Us, Inc., a Florida corporation to be called Redneck Pigs Joint
Venture 1.   The sole purpose of the joint venture is to create a single
barbecue restaurant on property under lease by Pigs"R"Us.   The parties
agreed to convert the venture into a limited liability company as soon as
practicable and to jointly plan, operate and own the pilot restaurant.   The
Company will sublicense to the venture certain rights under its license agreement and contribute capital. The Company has contributed $50,000 to
this joint venture.   No additional contributions will be made under the
current agreement.   The Company will own a 10% interest in the venture.  The
Company shall be paid a consulting fee of 3% of gross sales in addition to
its available distributions based on its ownership interest.   Certain
options and rights for both parties in the joint venture are established by
the contractual agreement.   On September 17, 1998, the joint venture was
terminated. The parties jointly executed a Bill of Sale which transfers and assigns all property of the Joint Venture to the Company in its individual
proprietary capacity.   The consideration payable to Pigs"R"Us is 241,290
Common Shares (based upon a purchase price of $748,000 at $3.10 per share) with registration rights.

Dependence on One or a Few Major Customers.   The Company does not expect
that any single customer will account for more than ten percent of its business.

The Company is a newly formed company, which currently intends to acquire and operate barbecue restaurants to be known as "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q," The Company intends initially to acquire existing barbecue restaurants for conversion to one of the two restaurant
concepts.   The Company also intends to market and distribute barbecue sauces and salsas under trademarks using the "Foxworthy" name and may also, at a later time, distribute other food products which are related to the restaurant menu.

In February, 1998, the Company entered into a contract to acquire the real estate and the business assets of a barbecue restaurant in Asheville, North
Carolina to be connected to a Foxworthy's Smoke House Grill.    The Company
issued 223,333 shares of Common Stock valued at $3.00 per Common Share for the business assets and the leasehold estate and has contracted to acquire
the real estate for $550,000 in cash.   A deposit of $42,352 has been paid
against the purchase price and the Company expects to close on the real estate prior to the end of 1998.

Research and Development.    The Company has expended in excess of $61,700
for research and development activities.   These amounts include $35,000 in
consulting expense and $26,700 in contract services.   In the future, the
Company anticipates that a portion of the proceeds from this offering will be used to conduct additional research and development activities.

Competition. The restaurant and food product industries are highly competitive with respect to price, service, quality and location and, as a
result, has a high failure rate.   There are numerous well-established
competitors, including national, regional and local restaurant chains, possessing substantially greater financial, marketing, personnel and other
resources than the Company.   Furthermore, to the extent that barbecue
restaurants are frequently viewed as "local", the Company may experience intense competition or lack of consumer acceptance if it expands into areas
with existing barbecue restaurants.   There can be no assurance that the
Company will be able to respond to various competitive factors affecting the
restaurant industry.       The restaurant and food industries are also
generally affected by changes in consumer preferences, national, regional and
local economic conditions and demographic trends.   The performance of
restaurant facilities may also be affected by factors such as traffic patterns, demographic considerations and the type, number and location of
competing facilities.   In addition, factors such as inflation, increased
labor and employee benefit costs, and a lack of availability of experience management and hourly employees may also adversely affect the restaurant and food industries in general and the Company's restaurants and food products,
in particular.   Restaurant operating costs are further affected by increases in the minimum hourly wage, unemployment tax rates and similar matters over
which the Company has no control.   Finally, by the nature of its business,
the Company would be subject to potential liability from serving contaminated or improperly prepared food.

Employees.   The Company employs thirteen full time persons.    The Company
shall employ additional individuals as required.

Governmental Regulation.   The restaurant and food product business is
subject to various federal, state and local government regulations, including those relating to sanitation, safety, fire and the sale of food and alcoholic
beverages.   The failure to maintain food and liquor licenses would have a
material adverse effect on the Company's operating results.   In addition,
restaurant and food production operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar
costs over which the Company has no control.   Many of the Company's
personnel will be paid at rates based on the federal minimum wage.   Recent
increases in the minimum wage are not expected to materially impact the
Company's labor costs.   The Company will be subject to "dram shop" statutes
in certain states which generally allow a person injured by an intoxicated person to recover damages from an establishment that served alcoholic
beverages to such intoxicated person.   As appropriate, the Company shall
seek to obtain liability insurance against such potential liability.

The Federal Americans With Disabilities Act prohibits discrimination on basis
of disability in public accommodations and employment.   The Company could be
required to expend funds to modify its restaurants in order to provide service to or make reasonable accommodations for disabled persons.

The Company will be subject to environmental rules, particularly with respect to preventing water pollution. The Company plans to recycle cooking grease to prevent water pollution.

Seasonal Nature of Business Activities.   The Company's business activities
are not seasonal.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Company's products, franchises and success of its restaurants will be dependent on, among other things, market acceptance of the Company's concept, the quality of its food products and restaurant operations and general economic conditions which are cyclical in nature. Inasmuch as a major portion of the Company's activities is the receipt of revenues from the sales of its products, the Company's business operations may be adversely affected by the Company's competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   The Company requires substantial capital
in order to meet its ongoing corporate obligations and in order to continue
and expand its current and strategic business plans.   Initial working
capital has been obtained from the initial sale of the Company's common shares in July 1997 for $.75 per share which raised $156,000, an offering netting approximately $899,000 for 920,000 shares of common stock at $1.00 per share pursuant to Regulation D, Rule 504 and additional capital of $775,000 from the subsequent sale of common stock.

Additionally, since inception the Company has issued 2,500,000 Series A Preferred Shares (for promotional services valued at $50,000), founders stock of 5,100,000 common shares and 1,524,000 common shares for various services
with an aggregate value of approximately $446,000.   The 2,500,000 Series A
Convertible Preferred Shares were converted into common stock of the Company in June 1998 in accordance with the preferred stock agreement upon obtaining certain capitalization thresholds.

For the six months ended June 30, 1998, the Company purchased office and restaurant equipment totaling $34,326 and received proceeds from disposal of
equipment of $1,200.   The Company also invested an additional $15,000 in a
joint venture with Pigs"R"Us and paid expenses of approximately $28,000 which
are to be reimbursed by the joint venture.   The Company has also paid an
additional earnest deposit of $50,000 toward a potential restaurant chain acquisition and a $42,000 deposit on real estate to be acquired under an asset purchase agreement. As a result these activities, the Company used cash for investing activities of approximately $207,000 for the six months ended June 30, 1998.

For the six months ended June 30, 1998, the Company received proceeds from short-term borrowings of $12,000 which were repaid. The Company also received net proceeds from the sale of an additional 428,500
shares of common stock of $775,000.   As a result, the Company had net cash
provided by financing activities of $775,000 for the six months ended June 30, 1998.

For the six months ended June 30, 1997, the Company had no investing or financing during its initial period of inception.

The Company did begin selling its sauces through Wal-Mart Supercenters and
other retailers in December, 1997.   Capital is needed to finance the
production of inventory and receivables for approximately 30 days of sales.

In March, 1998, the Company, through its joint venture partner, Pigs"R"Us,
opened its first restaurant, a Foxworthy's Backyard Bar-B-Q.   As of June 30,
1998, the Company has invested $50,000 in the joint venture. Additionally, the Company has spent considerable funds in continuing to refine the
products, including the gift shop selections, at this unit.   A portion of
such costs incurred directly for the benefit of the joint venture, have been
billed to the joint venture.   All other costs have been expensed or have
been capitalized as development costs.

On September 11, 1998, the Company obtained an extension relating to its ongoing negotiations to acquire all of the stock of Woody's Bar-B-Q Holdings, Inc., a 33-unit chain based in Jacksonville Florida. To obtain this extension, the Company agreed to release to the selling shareholders of Woody's $805,630, representing the net funds
held in escrow at that time.   The Company expects to pay a total of
$1,600,000 in cash plus approximately $4,000,000 of Convertible Promissory Notes ("the Notes") bearing interest at 10% and maturing
in one year.   The final purchase price is subject to adjustment
based upon a closing balance sheet audit.   The Notes are
convertible into Common Stock at the lower of $2.93 per Common Share or the average daily closing prices for the 30 days prior to
conversion.   Additionally, the Company will issue Warrants to the
Selling Shareholders to acquire 500,000 shares of the Company's Common Stock at the lower of $1.71 or the Conversion Price
identified in the Notes.   Mr. David Womick, President of Redneck
Foods, Inc., and his wife have also agreed to guarantee the Notes and they have agreed to pledge 1,000,000 of their Redneck Common
Shares as additional collateral.   The Company and the Sellers
extended the closing 3 times until October 8, 1998 to facilitate the raising of the necessary capital to close the transaction.

The Company is attempting to raise the required cash through a
private placement of convertible debentures.   The Company
authorized up to $3,000,000 in aggregate principal amount of Series
1 Secured Convertible Debentures Due 2001 (the "Debentures").   The
Debentures bear interest at 5% per annum, payable quarterly, and are
redeemable at 125% of the principal amount so redeemed.   Subsequent
to June 30, 1998, $1,271,200 in Debentures has been sold.

The Company also entered into an agreement to acquire the leasehold estate and equipment of an existing Bar-B-Q restaurant in Asheville, North Carolina that is being converted to a Foxworthy's Smokehouse Grill and will serve as the Company's first corporate unit and as its training and product
development center.   The Company acquired the leasehold and equipment for
$670,000 and expects to spend approximately $210,000 on the conversion. The unit will open in the fourth quarter of 1998.



Upon the completion of the financing for the Woody's acquisition, the Company will have completed its capital requirements for the initial phase of its
operational development.   However, additional capital will be required to
fund the ongoing corporate development until such time as other acquisitions or internal growth can be achieved for future restaurant development
and/or future acquisitions that may become available.   The Company intends
to pursue expansion by internal growth or acquisition as capital or business opportunities become available.

Results of Operations.   For the six months ended June 30, 1998, the Company
had a net loss of $1,042,348.   This loss results from continued selling,
general and administrative expenses incurred prior to significant revenue
generation from restaurant and franchise operations and product sales.   Net
sales during the six months were entirely from the sale of food products and
merchandise through various distribution networks.   No significant revenue
from restaurant or franchise operations have been produced as of June 30, 1998.

The Company had amortization of services received from stock issuance of $13,500, expense recognized for stock options granted of $3,751 and
depreciation and amortization of $9,915.   The Company issued common stock of
$202,500 for services.   Due to the commencement of operations, the Company
experienced a decrease in accounts receivable of $39,389, an increase in inventories of $102,244, a decrease in prepaid expenses and other assets of $106,733 and a decrease in accounts payable of $87,986. Additionally, the
Company had a decrease in other accrued expenses of $61,385.   As a result,
for the six months ended June 30, 1998, the Company had net cash used by operating activities of $916,995.

For the six months ended June 30, 1998, the Company had net sales of $111,629
and cost of sales of $74,913.     For the six months ended June 30, 1998, the
Company had selling, general and administrative expenses of $1,085,913 which consisted of compensation and employee benefits ($280,445), consulting expenses ($297,500), contract services($88,774), insurance ($28,993), marketing ($48,732), professional fees ($76,520) rent ($18,238) supplies and postage ($25,295), utilities ($18,937) travel ($81,293) and miscellaneous
($121,186).   These expenses continue to be significant as the Company
attempts to attract additional equity capital and debt financing and develop and implement its initial business plan.

For the six months ended June 30, 1997, the Company had a net loss of $248,073. The losses occurred during the initial inception period of the
Company.  The Company issued common stock of $137,500 for services.   Due to
preparation for the commencement of operations, the Company experienced a decrease in prepaid expenses and other assets of $16,785 and an increase in
accounts payable of $95,158.   Additionally, the Company had an increase in
other accrued expenses of $32,100.   As a result, for the six months ended
June 30, 1998, the Company had net cash used by operating activities of $0.

For the six months ended June 30, 1997, the Company had selling, general and administrative expenses of $248,073 which consisted of compensation and employee benefits ($29,819), consulting expenses ($35,000), contract services($159,540), directors fees ($10,000) supplies and postage ($1,967),
travel ($6,870) and miscellaneous ($4,877).    The expenses were incurred
toward raising the initial capital and development the Company's operating concepts. The Company generated no revenue during this initial period.

Plan of Operation.  The Company is not delinquent on any of its obligations
even though the Company has had limited operating revenues.   The Company
intends to market its products utilizing cash made available from the private
and public sale of its securities.   The Company is of the opinion that
revenues from the sales of its products along with proceeds of the sales of its securities will be sufficient to pay its expenses.

Year 2000 Compliance.  The Company has established a plan to address Year
2000 issues.   Successful implementation of this plan will eliminate any
extraordinary expenses related to the Year 2000 issue.   The Company has a
reasonable basis to conclude that the Year 2000 issue will not materially affect future financial results, or cause reported financial information not to be necessarily indicative of future operating results or future financial condition.


ITEM 3.  DESCRIPTION OF PROPERTY.

The Company's executive offices are located at 71 Turtle Creek Drive, Asheville, NC 28803. These offices consist of 1,800 square feet which are leased on a month to month basis at the monthly lease price of $1,800.

In June 1998, the Company acquired the leasehold interest in an operating barbecue restaurant in Asheville, North Carolina for conversion to a Foxworthy's Smokehouse Grill.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Company by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of the Company individually
and as a group.   Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                               Percentage of
                                Number & Class(1)              Outstanding
Name and Address                  of Shares                   Common Shares


David Womick(1)(2)            5,100,000                           45.30%
7 Stuyvesant
Asheville, NC 28803


Therese R. Womick(1)(2)       4,111,660                           36.52%
7 Stuyvesant
Asheville, NC 28803

John P. Williams(3)                   0                               0%
c/o Parallel Entertainment
8380 Melrose Avenue, Suite 310
Los Angeles, CA 90069

Erich K. and Marilyn Schmid     200,000                            1.76%
40 Spring Hollow Lane
Fairview, NC 28730

James E. Scheifley              100,000                             .88%
5299 DTC Boulevard #300
Englewood, CO 80111

Samuel J. Fox                         0                               0%
c/o Blanc Williams
  Johnston & Kronstadt, LLP
1900 Avenue of the Stars,
  17th Floor
Los Angeles, CA 90067-4403

Jeffrey Foxworthy(4)          2,904,722                           25.80%
c/o Robert H. Bertstein
Bernstein & Bernstein
23901 Calabasas Road, Suite 1065
Calabasas, CA 91302

All Directors & Officers      5,400,000                           47.90%
as a group (5 persons)

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract,
arrangement, understanding, relationship or otherwise.   Unless otherwise
indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2)Theresa R. Womick is married to David Womick, President and Director of
the Company.   Mr. Womick would be deemed to be the beneficial owner of the
Common Shares held by Theresa R. Womick.   Mr. Womick has given all of his
Common Shares received pursuant to his employment contract to his wife.   He
further intends to give her additional shares as they become non-forfeitable up to the 5.1 million shares. Mr. Womick further disclaims any interest in the shares held by Teresa R. Womick
(3)As further described below, Mr. Williams has 540,000 options to purchase 540,000 Common Shares of the Company. If the options are exercised, Mr. Williams would own, on a fully diluted basis, 4.49% of the Company's Common Shares.
(4)The 2,500,000 Class A Convertible Preferred Shares originally issued to
Jeffrey M. Foxworthy have been converted to Common Shares.   As of June 30,
1998, 726,181 Common Shares remained forfeitable pursuant to the Stock Purchase Agreement.

There are currently 1,687,500 options granted and outstanding. Except as noted below, all options are 100% vested.

Name and address      Stock options      Exercise Price     Expiration Date

John P. Williams(1)          540,000           $.50               July 2007
c/o Parallel Entertainment
8380 Melrose Avenue, Suite 310
Los Angeles, CA 90069

Gary Nuell                   5,000            $1.00             July 13, 1999
c/o AirPlay
5055 Wilshire Blvd.
6th Floor
Los Angeles, CA 90036

Becky Grier                  30,000          $1.00            September, 2000
PLS, Inc.
P.O. Box 6065
Greenville, SC 29606

Bob Bernstein                50,000          $1.00                July 1999
23901 Calabasas Road
Suite 1065
Calabasas, CA 91302




Samuel J. Fox(1)            250,000           $.85             December 2002
c/o Blanc Williams
  Johnston & Kronstadt, LLP
1900 Avenue of the Stars,
  17th Floor
Los Angeles, CA 90067-4403

The Wall Street Group        50,000          $2.50               June 2003
32 E. 57th Street
New York, NY 10022

OTC Communications Corp.    100,000         $3.00                May 2002
1040 Great Plan Avenue
Needham, MA 02192

Jay Foxworthy               125,000         $1.93(3)           February 2003
High Cotton
808-B Pickens Industrial Drive
Marietta, GA 30062

Children of the Night        10,000         $1.96(3)           February 2003
c/o Blanc Williams
  Johnston & Kronstadt, LLP
1900 Avenue of the Stars,
  17th Floor
Los Angeles, CA 90067-4403

Duke University             100,000         $1.96(3)           February 2003
Durham, NC 27708

Diabetes Research Institute  40,000         $1.96(3)           February 2003
  Foundation, Inc.
3440 Hollywood Boulevard, Suite 100
Hollywood, FL 33021

Bob Baydale                 160,000         $2.65             March 31, 2001
841 Little Leaf Court
Orlando, FL 32835

John R. Geise                10,000         $2.55             May 27, 2001
Highway 61 N.E.
Lancaster, WI 53813
Fred Glaser                  40,000         $2.65             March 31, 2001
5715 Major Boulevard
Orlando, FL 32819

Ray E. Justice, Sr.         160,000         $2.65              May 5, 2001
3421 Dogwood Drive
Hapeville, GA 30354

Jim Kemps                    5,000          $2.55              May 27, 2001
417 Golf View Lane
Lancaster, WI 53813

Charlotte Lagman             2,500          $2.55              May 27, 2001
1380 Country Club Court
Platville, WI 53818

Les Mack                    10,000          $2.55              May 27, 2001
617 Carleton Drive
Lancaster, WI 53813

(1)The options issued to Mr. Williams vest at the rate of 15,000 per month.
At June 30, 1998, 180,000 options were vested.

(2)The options granted to Mr. Fox were at a discount of the then market price
of $1.00 per Common Share.   The difference is being expensed over the term
of Mr. Fox's services as a director.

(3)Granted at 85% of the then market price of $2.31 per Common Share.


ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors.  The following persons listed below have been retained to provide services as director until the qualification and election of his successor.  All holders of Common Stock will have the right to vote for
Directors of the Company.  The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the
Company, supervising the development business plan, review of the officers'
performance of specific business functions.  The Board is responsible for monitoring management, and from time to time, to revise the strategic and
operational plans of the Company.    Directors receive no cash compensation
or fees for their services rendered in such capacity, however, the Board of
Directors, in June 1997, gave Mr. Eskew and Mr. Scheifley 100,000 Common
Shares each, valued at $.10 per Common Shares for their services as directors.




Pursuant to the Company's charter and By-Laws, Mr. Womick, Mr. Williams and
Mr. Fox were elected for a two year term on July 9, 1998.  Mr. Schmid and Mr.
Scheifley were elected for a one year term on July 9, 1998.

The Executive Officers and Directors are:

Name                            Position          Term(s) of Office

David A. Womick, age 43        President           Inception to
                             and Director           present

John P. Williams, age 32       Director            Inception
                                                  to present

Erich K. Schmid, age 52        Director           Inception to
                                                   present

Samuel J. Fox, age 53          Director         December 5, 1997
                                                   to present

James E. Scheifley, age 49     Secretary          April 11, 1998
                               Treasurer           Feb., 1997
                               Director            to present

Resumes:

David A. Womick.  Mr. Womick has been President of the Company since
inception.   Mr. Womick intends to dedicate at least 90% of his work time to the affairs of the Company. Mr. Womick was a Director of Restaurant Services
by Arby's International from 1978 to 1982.   From 1982 to 1988, Mr. Womick
has been a franchise area developer owning thirteen Arby's, six Denny's and three Del Taco restaurants.  From 1988 to 1995, Mr. Womick pursued his personal investments including, but not limited to, reviewing a wide variety of restaurant concepts that could be developed into a chain format. From 1995 to October, 1997, Mr. Womick was President of KRR Nashonooga, Inc., KRR
Knoxville, Inc., KRR Tri-cities, Inc. and Atlanta Foodquest, Inc.,
franchisees of Kenny Rogers Roasters restaurants.    Mr. Womick earned a
Bachelor of Applied Science in social science from Elon College in 1976.

John P. Williams.   From 1991 to present, Mr. Williams has been Chief
Executive Officer of Parallel Entertainment, a personal management company.
In addition to Jeff Foxworthy, Mr. Williams manages Bill Engvall, Megan
Cavanagh and Chris Spencer.   Mr. Williams has been involved in the
entertainment industry since 1983 and has represented talent such as Jay
Leno, Jerry Seinfeld, Damon Wayans, David Alan Grier, Dennis Miller, Jamie
Foxx and others.

Erich K. Schmid.   From 1994 to present, Mr. Schmid has been President of
Business Intermediary Services, Ltd., a business brokerage firm he co-founded
specializing in middle-market transactions.   From 1985 to 1994, Mr. Schmid
was a Vice President with New South Business Ventures, Inc. and its predecessor T.C. Wilkinson, Jr. & Associates, Inc., general business
brokerage firms.   He is a member of the International Business Brokers
Association, Inc. and is a Certified Business Intermediary.   Mr. Schmid
earned a Bachelor of Science in industrial management and a Master of Science in management from the University of Akron in 1971 and 1996, respectively.

James E. Scheifley.    Mr. Scheifley has over 25 years experience in
corporate and public accounting.  He is the president and majority shareholder of Winter, Scheifley & Associates, P.C. an Englewood, Colorado
CPA firm which specializes in auditing and financial reporting for emerging companies that are required to file information with the US Securities &
Exchange Commission.  Mr. Scheifley co-founded the firm in 1982.  He is a member of the American Institute of Certified Public Accountants and the
Colorado Society of Certified Public Accountants.  Mr. Scheifley received a
Bachelor of Science degree in accounting from La Salle University,
Philadelphia, Pennsylvania in 1969.  He was formerly employed as an audit manager with Coopers & Lybrand and has served as controller or vice-president of finance for three public companies.

Samuel Fox.   Mr. Fox is of counsel to the law firm of Blanc Williams
Johnston & Kronstradt, a Los Angeles law firm representing companies and individuals in the entertainment, business and intellectual property areas.
His specialization includes entertainment law and licensing and he has been
personal counsel to Jeff Foxworthy for several years.   He is a member of the
California and New York bars.   Mr. Fox received a Bachelor of Arts degree
from Cornell University School of Law in 1969.

ITEM 6.   EXECUTIVE COMPENSATION

Remuneration.  The Company has entered into an employment agreement with
David Womick for a term of five years.   Pursuant to the agreement, Mr.
Womick serves as Chief Executive Officer.   Mr. Womick shall receive an
annualized base salary of $150,000 and may be entitled to a  potential bonus of up to $100,000, the exact amount of which, if any, shall be determined by
the Board of Directors in its sole and absolute discretion.   Mr. Womick was
not entitled to receive any salary or bonus until such time as the Company has successfully obtained all of the $2,500,000 investment capital discussed in Section 5.1(a) of the Stock Purchase Agreement.  Mr. Womick's salary began to accrue effective July 22, 1997.


Pursuant to the Employment Agreement, Mr. Womick agreed that 1,700,000 of the
5,100,000 Common Shares currently beneficially owned by Mr. Womick are subject to forfeiture only upon an early termination of the Employment
Agreement that is caused by a breach of such agreement by Mr. Womick.  The number of shares subject to forfeiture shall be reduced 47,444 shares monthly, on the first day of each month, over the first 3 years of the
Employment Agreement.    Mr. Womick's interest in the Common Shares shall
fully vest and no longer be subject to forfeiture upon an change of control of the Company.

The Company had entered into an employment agreement with prior vice
president, Al Sneeden for a term of three years.   Pursuant to the agreement,
Mr. Sneeden received 108,000 Common Shares and was paid $68,536.92 prior to
termination.   The agreement was terminated by the Company on April 10, 1998.
The Company had entered into an employment agreement with prior secretary and chief counsel, E. Joseph Fitzpatrick, Jr. for a term of three years beginning
June 1, 1997.  Pursuant to the agreement, Mr. Fitzpatrick received 108,000
Common Shares and was paid $57,461.59 prior to termination.   The
agreement was terminated by the Company on April 10, 1998.

All salaries have been expensed in the appropriate financial statements.

Board of Directors Compensation.   Members of the Board of Directors may
receive an amount yet to be determined annually for their participation and
will be required to attend a minimum of four meetings per fiscal year.   To
date, the Company has paid $15,001 in directors' expenses.  Additionally, Mr.
Scheifley and Mr. Eskew each received 100,000 Common Shares.  Pursuant to a
Board of Directors vote on March 23, 1998, Mr. Samuel Fox was granted an option to purchase 250,000 Common Shares at a price of $.85 per Common Share, a discount from the $1.00 per Common Share value used for the other directors.
The discount is being expensed over his term as a director.  All expenses for meeting attendance or out of pocket expenses connected directly with their
Board representation will be reimbursed by the Company.  Director liability insurance may be provided to all members of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Purchase Agreement.   On February 4, 1997, the Company  and David
Womick, an officer and director of the Company entered into a Stock Purchase
Agreement with Jeff Foxworthy.  Pursuant to the Stock Purchase Agreement, Mr.
Foxworthy purchased 2,500,000 Series A Convertible Preferred Shares valued at
$50,000 for the consideration of entering into the License Agreement and
Promotion Agreement.    The 2,500,000 Series A Convertible Preferred Shares
(and underlying Common Shares) have registration rights.

Pursuant to the Stock Purchase Agreement, Mr. Foxworthy agreed that 833,333 of the Series A Convertible Preferred Shares were subject to forfeiture only upon an early termination of the Promotion Agreement that is caused by a breach of such agreement by Mr. Foxworthy.  The number of shares subject to forfeiture shall be reduced 13,889 monthly, on the first day of each month,
over the 5 year term of the Promotion Agreement.    Mr. Foxworthy's interest
in the Series A Convertible Preferred Shares shall fully vest and no longer be subject to forfeiture upon a change of control of the Company.

Pursuant to the Stock Purchase Agreement, as a condition subsequent to the obligations of Mr. Foxworthy, the Company and Mr. Womick are obligated to obtain equity investments in the Company totaling at least $2,500,000 in gross capital less applicable, reasonable commissions from third party
investors by November 1, 1997.   This date was verbally extended until
March 1, 1998 and subsequently verbally extended June 30, 1998.   As of June
7, 1998, the Investment Capital has been raised and the Company elected to automatically convert the Series A Convertible Preferred Shares into Common
Shares in accordance with the terms of the Stock Purchase Agreement.
Accordingly, 2,904,722 Common Shares were issued to Mr. Foxworthy.  As with the Series A Convertible Preferred Shares, 725,181 Common Shares are subject to forfeiture, which number will be reduced by 16,137 Common Shares monthly on the first day of the month over the five year term of the Promotion
Agreement.  Mr. Foxworthy's interest in the Common Shares shall fully vest and no longer be subject to forfeiture upon a change of control of the
Company.


Contractual Obligations.   The Company has entered into a consulting contract
with Shannon/Rosenblum (an unaffiliated entity) to provide services relating
to the capitalization and promotion of the Company.   Shannon/Rosenblum was
issued 500,000 Common Shares as payment for these services.

The Company has entered into a consulting agreement with Little Pond
Enterprises, Inc. ("Little Pond") to assist the Company in its capitalization
and the obtainment of additional financing.   As partial  payment for
consulting services, the Company issued Little Pond 300,000 Common Shares.
Additionally pursuant to the consulting agreement, 200,000 Common Shares were
issued Erich Schmid, who subsequently became a director of the Company.    In
addition, Little Pond received cash compensation of $20,000.




ITEM 8.  DESCRIPTION OF SECURITIES

Qualification.   The following statements constitute brief summaries of the
Company's Certificate of Incorporation and Bylaws, as amended.  Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

The Company's articles of incorporation authorize it to issue up to
100,000,000 Common Shares, $.001 par value per Common Share.   The Common
Shares purchased in this Offering will be fully paid and non-assessable. The
Corporation is authorized to issue Two Million Five Hundred Thousand
(2,500,000) Series A Convertible Preferred Shares, par value $.001 per share.

Common Stock. The Company's articles of incorporation authorize it to issue up to 100,000,000 Common Shares, $.001 par value per Common Share. All outstanding Common Shares are legally issued, fully paid and non-assessable.

   Liquidation Rights.   Upon liquidation or dissolution, each outstanding
Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

   Dividend Rights.   There are no limitations or restrictions upon the
rights of the Board of Directors to declare dividends out of any funds legally available therefor.  The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future.  The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company.  Accordingly, future dividends, if any, will depend upon, among other considerations, the
Company's need for working capital and its financial conditions at the time.

   Voting Rights.   Holders of Common Shares of the Company are entitled to
cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common Shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Preferred Stock.   The Corporation is authorized to issue Two Million Five
Hundred Thousand (2,500,000) Series A Convertible Preferred Shares, par value
$.001 per share.   The rights, preferences, privileges and restrictions
granted to and imposed on the Common Shares and the Preferred Shares are identical in all respects, except that the holders of the Preferred Shares have certain conversion rights and a liquidation preference as set forth below.

   A.  Liquidation Preference.
          1.   In the event of any liquidation, dissolution or winding up of this corporation, either voluntary or involuntary, the holders of Series A
Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common
Stock b y reason of their ownership thereof, an amount per share equal to the price for which such share was originally issued, as adjusted for any stock
dividends, combination or splits with respect to such shares.   If upon the
occurrence of such event, the assets and funds thus distributed among the holders of Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of this corporation legally available for distribution shall be distributed ratably among the holders of Series A
Convertible Preferred Shares in proportion to the number of shares of Series
A Convertible Preferred Stock owned by such holder.

          2.   After payment has been made to the holders of the Series A
Preferred Shares of the full amounts to which they shall be entitled, then the entire remaining assets and funds of the corporation legally available
for distribution, if any, shall be distributed as follows:   Two thirds (2/3)
to the holders of the Common Shares and one third (1/3) to the holders of the
Series A Convertible Preferred Shares.

    B.    Conversion.   The Series A Preferred Shares shall be automatically
convertible upon the effective date (the date on which the amount of additional capital first equals or exceeds $2,500,000) into the number of converted shares that shall constitute thirty-three and one third percent of the outstanding shares of Common Stock on an as-converted basis (that is, assuming the concurrent conversion into Common Stock of all outstanding
Shares (excluding the Series A Preferred Shares).   The Series A Preferred
Shares are convertible into classes or series of stock based on what classes or series of stock are outstanding at the time of conversion.

Transfer Agent.    Florida Atlantic Stock Transfer shall act as the Company's transfer agent.








                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

The Company's common stock is traded in the over-the-counter market and listed on the NASDAQ Bulletin Board under the symbol "RDNK.

The  following  table  sets forth the range of high and low bid quotations for the  Company's  common stock for each quarter since commencement of
trading (December 1997, as reported  by  the OTC Bulletin Board.   The
Company's market makers are Olsen Payne, Hill, Thompson, Magib & Co.;
Paragon; Sharpe Capital, Inc.; GZR Company; Security Investment Company of
Kansas City; Herzog, Heine, Geduld; J. Alexander Securities; North American
Institutional Brokers; William V. Frankel & Company. The quotations represent inter-dealer prices without retail markup,  markdown  or  commission, and may not necessarily represent actual transactions.



             Quarter  Ended             High  Bid          Low  Bid

              12/31/97                   3.25                1.18
               3/31/98                   2.63                2.44
               6/30/98                   3.00                2.56


The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of August 31, 1998, the number of holders of Company's common stock is 76.
			.

ITEM 2.  LEGAL PROCEEDINGS

The Company had retained Harland Adams Spice Company to assist the Company in the development and distribution of products expected to be developed that are related to the menu and concept. This relationship has been canceled and may need to be settled or arbitrated.

The Company has become aware that its use of the term "Backyard" BBQ may be restricted or terminated due to the potential confusion with other businesses containing the term "Backyard." The Company does not believe the possibility of removing "Backyard" from its trademark will materially effect its business or appeal to customers.

The Company is not a party to any legal proceedings nor is the Company aware of any other disputes which may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

In February 1997, the Company entered into an agreement for the use of Jeff Foxworthy's name and character. In consideration for this agreement, the Company issued 2,500,000 Series A Preferred Shares at $.02 per Series A Preferred Share to Mr. Foxworthy. This issuance was made in reliance on
Section 4(2) by Registrant's management to a sophisticated investor who had access to information on the Company necessary to make an informed investment decision.

In February 1997, the Company entered into an agreement to sell 5,100,000 shares of founders stock to David Womick, president of the Company which was assigned a value of $.02 per share. This issuance was made in reliance on
Section 4(2) by Registrant's management to a sophisticated investor who had access to information on the Company necessary to make an informed investment decision.

In June 1997, the Company entered into two consulting contracts that provided for the issuance of 1,000,000 shares of common stock (Shannon/Rosenbloom Marketing, Inc.(500,000) and Little Pond Enterprises, Inc.(300,000).in lieu of cash for consulting services at the price of $.10 per share. Of these 1,000,000 Common Shares,

In June 1997, the Company also issued 416,000 restricted stock valued at $.10 per Common Share pursuant to the Act in consideration for directors fees and services in accordance with various employment contracts. This issuances were made in reliance on Section 4(2) by Registrant's management to sophisticated investors who had access to information on the Company necessary to make an informed investment decision.

In July 1997, the Company sold 156,000 Common Shares to various individuals for cash at $.75 per Common Share to raise start-up capital. This issuances were made in reliance on Section 4(2) by Registrant's management to sophisticated investors who had access to information on the Company necessary to make an informed investment decision.

In October 1997, the Company completed an offering of 920,000 under Rule 504 of Regulation D of the Securities Act of 1933 at $1.00 per Common Share to the following:

Name                                     # of Common Shares

Charles R. Caraway                              55,000
Herman R. Loeb
for further credit Charles R. Caraway           55,000
David Adams                                      5,000
Karen M. Adams                                  10,000
Valerie I. Moore                                10,000
William G. Osler                                 5,000
Kevin Robinson                                   6,500
Robert L. Watson II                             15,000
Dale R. & Karen F. Benson                        5,000
Hal Morrison                                    24,000
John D. McDonald                                15,000
John D. King                                     7,500
Wilhelm Sumser                                  10,000
Louise & Allen Jensen                           35,000
William Wolfe                                    5,000
Judith Gottschalk                               50,000
Norbert H. Sumser                               45,000
Robert Gottschalk                              140,000
Jeffrey L. Hutchinson                           10,000
Robert Ichikaw                                   7,000
Ofelia Albarran & Maurilio Serrano              10,000
Jeff Knepp                                      30,000
Timothy John Cecconi & Kelly Cecconi            20,000
Dennis Knepp                                     5,000
Donald Anthony                                  25,000
Maurice Bledsoe                                  5,000
Timothy A. Leugers                              33,000
Jeff E. Fuqu                                     5,000
Thomas Demid                                     5,000
Robert Amodeo                                    5,000
William F & Elene D. Boyd                       20,000
Monica N. Galea                                 10,000
Brian Gentile                                    6,000
Francesco Di Marco                              10,000
Harry Faddis                                    15,000
Scott A. Artz                                   20,000
Fred Glazer                                     20,000
Robert A. Baydale                               10,000
Ginger Tracey                                    5,000
Stuart Kordonowy                                20,000
Ali Steinbach                                   20,000
Randall K. Kopelman                             10,000
Robert L. Kazaros                               10,000
Timothy B. Shannon                              10,000
Patrick V. Casey                                10,000
Deborah N. Fischbach                            10,000
Mary Ann Lang                                   61,000
Thomas V.N. Bass                                 5,000

These sales were made pursuant to an exemption from registration pursuant to
Section 504 of Regulation D.   The offering was approved and/or exempted by
the required states and the appropriate Form D was filed with the Securities and Exchange Commission.

In February, 1998, the Company entered into a contract to acquire the real estate and the business assets of a barbecue restaurant in Asheville, North
Carolina to be converted to a Foxworthy's Smokehouse Grill.    The Company
issued 223,333 shares of Common Stock valued at $3.00 per Common Share for the business assets and the leasehold estate. This issuance was made in reliance on Section 4(2) by Registrant's management to sophisticated investors who had access to information on the Company necessary to make an informed investment decision.



In the second quarter of 1998, the Company issued Common Shares to the following individuals in cash.

                         # of shares   Amount per Share      Amount Paid
Ray E. Justice, Sr.       25,000           $2.00               $50,000
                         160,000           $1.875             $300,000
Timothy Miles             16,000           $1.875              $30,000
Fred Glaser               40,000           $1.875              $75,000
Robert A. Baydale        160,000           $1.875             $300,000
John R Geise              27,500           $2.00               $55,000

This issuance was made in reliance on Section 4(2) by Registrant's management to sophisticated investors who had access to information on the Company necessary to make an informed investment decision.

During the third quarter of 1998, the Company issued Series 1 Secured Convertible Debentures to the following:

Name                        Principal amount of Debentures
Sergio Boneeti                      $99,985
Aldo Nenzi                         $199,985
Correllus International Ltd.       $100,000
Arab Commerce Bank Ltd.            $125,000
Robert Rabin                        $50,000
Sandro Grimaldi                    $150,000
Oscar Brito                        $150,000
Galapaco Holdings Ltd.             $246,250
Aliouros Ltd.                       $50,000
Muzzolon Piermarlo                 $100,000

These sales were made pursuant to an exemption from registration pursuant to
Section 506 of Regulation D.   Based on representations made by the investors
in their subscription agreements, all of the investors were accredited. The offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange Commission.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

GENERAL - YEAR 2000 ISSUES

The Company has conducted a comprehensive review of its computer systems to identify any business functions that could be affected by the "Year 2000" issue. As the millennium ("Year 2000") approaches, businesses may experience problems as the result of computer programs being written using two digits
rather than four to define the applicable year.   The Company has conducted a
comprehensive review of its computer systems to identify those areas that
could be affected by the "Year 2000" issue.   Any of the Company's programs
that have time-sensitive software may recognize a date using "00" as the year
1900 rather than the year 2000.   If not corrected, this could result in
extensive miscalculations or a major system failure.

The Company relies on industry standard software.   Certain manufacturers
have already provided the Company with upgraded software to address the "Year 2000" issue and the Company believes that its remaining software manufactures
will modify their programs accordingly.   In the event the remaining
manufacturers do not upgrade their software packages, the Company will
replace such software with programs that address the "Year 2000" issue.   The
Company believes that by modifying existing software and converting to new software, the "Year 2000" issue will not pose significant operational problems and is not anticipated to require additional expenditures that would materially impact its financial position or results of operations in any given year.

                                      PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below

Balance Sheet as of June 30, 1998
Statement of Operations for the Period ended June 30, 1998.
Statement of Cash Flows for the Period ended June 30, 1998.
Notes to Financial Statements

Independent Auditor's Report
Balance Sheet as of December 31, 1997
Statement of Operations for the Period from Inception to December 31, 1997. Statement of Cash Flows for the Period from Inception to December 31, 1997. Statement of Changes in Stockholder's Equity for the Period
From Inception to December 31, 1997.
Notes to Financial Statements

Crisp
Hughes
Evans               Certified Public Accountants and Consultants
                            Independent Auditors' Report




Board of Directors
Redneck Foods, Inc.
Asheville. North Carolina


We have audited the balance sheet of Redneck Foods. Inc. (A Development Stage Company) as of December 31, 1997, and the related statements of operations changes in stockholders' equity and cash flows for the period from inception (January 31, l997) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to issue an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis. evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redneck Foods, Inc. (A Development Stage Company) as of December 31. 1997 and the results of its operations and its cash flows for the period from inception (January 31, 1997) through December 31. 1997, in conformity with generally accepted accounting principles.

Crisp Hughes Evans LLP


Asheville. North Carolina
March 24, 1998

REDNECK FOODS. INC
(A Development Stage Company)
Balance Sheet
December 31, 1997

Assets
Current assets:
  Cash and cash equivalents                          $   397,124
  Accounts receivable                                     98,857
  Inventories                                              1,680
  Prepaid expenses                                        67,122
    Total current assets                                 564,783

Office equipment,
  net of accumulated depreciation of $l.004               34,107

Other assets:
  Investment in joint venture                             35,000
  Prepaid expenses and other assets                      183,957
    Total other assets                                   218,957
    Total assets                                     $   817,847
Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payables                                  $   149,992
  Accrued expenses and other liabilities                  72,087
  Total Current Liability                            $   222,079

Stockholders' equity:

Convertible Preferred stock  ($.00l par value,
    2,500,000 shares authorized; 2,500,000 outstanding
    at December 31, 1997)                                  2,500
  Common stock ($.001 par value, 100,000,000 shares
    authorized; 7,592,000 shares issued and outstanding
    at December 31.1997)                                   7,592
  Paid-in capital                                      1,299,768
  Deficit accumulated during development stage          (655,592)
  Unearned services                                      (58,500)
     Total stockholders equity                           595,768
     Total liabilities and stockholders' equity      $   817,847

See accompanying notes to financial statements.

REDNECK FOODS, INC.
(A Development Stage Company)

Statement of Operations

For the Period from Inception (January 31, 1997) through
  December 31. 1997

Net Sales                                           $    98,857

Cost of goods sold                                       67,153

    Gross profit                                         31,7O4

Expenses:
  General and administrative                            692,808

    Loss from Operations                               (661,104)

Other income (expenses:):
Interest income, net                                     5,512

    Loss before income tax benefit                    (655,592)

Income tax benefit                                        --

    Net loss                                          (655,592)
Basic net loss per common share                           $.12
Weighted average common shares outstanding           5,693,000

See accompanying notes to financial statements.

REDNECK FOOD, INC.
(A Developmental State Company
Statement of Changes in Stockholders' Equity
For the Period from Inception (January 31, 1997 through December 31,
1997

                                      Convertible   Preferred Stock
                                      Number of
                                      Shares               Amount
Issuance of convertible preferred                         $
  Stock for services, February 1997
  At $.02 per share                     2,500,000          2,500

Balance at December 31, 1997            2,500,000          2,500

                                Common Stock
                            Number of                  Paid-in
                            Shares        Amount       Capital
Issuance of common stock                $             l
  For services, February
  1997 at $.02 per share    5,100,000      5,100       96,900

Issuance of common stock
 For services, June 1997
 at $.10 per share          1,000,000      1,000       99,000

Issuance of common stock
 For services, June 1997
 at $.10 per share            416,000        416       41,184

Proceeds from sale of
 Common stock, July 1997
 At $.75 per share            156,000        156      116,844

Net proceeds from sale of
 common stock, October 1997
 at $1.00 per share           920,000        920       897,715

Services earned for stock
 Options granted at below
 Market value                   --            -            625

Balance at December 31,
 1997                       7,592,000     7,592      1,229,768


                         Deficit
                       Accumulated
                         during
                       Development      Unearned
                         Stage          Services       Total

Issuance of convertible  $             $              $
 Preferred Stock for
 services, February 1997
 At $.02 per share                      (50,000)

Issuance of common stock
  For services, February
  1997 at $.02 per share               (102,000)

Issuance of common stock
 For services, June 1997
 at $.10 per share                     (100,000)

Issuance of common stock
 For services, June 1997
 at $.10 per share                      (41,600)

Proceeds from sale of
 Common stock, July 1997
 At $.75 per share                                    117,000

Net proceeds from sale of
 common stock, October 1997
 at $1.00 per share                                   898,635

Services earned for stock
 Options granted at below
 Market value                                             625


Net Loss                 (655,592)         -         (655,592)

Amortization of unearned
Services                               235,100        235,100

Balance at December 31,
  1997                   (655,592)     (58,500)       595,768


REDNECK FOODS. INC.
(A Development Stage Company)

Statement of Cash Flows

For the Period from Inception (January 31,1997) through December 31, 997
Operating activities;
  Net loss                                        $  (655,592)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
  Amortization of services received from
    stock issuance                                    235,l00
  Expense recognized for stock options granted            625
   Depreciation                                         l,004
  Changes in operating assets and liabilities:
    (Increase) in accounts receivable                 (98,857)
    (Increase) in inventories                          (1,680)
    (Increase) in prepaid expenses                    (67,122)
    (Increase) in other assets                       (149,957)
    Increase in accounts payable                      149,992
    Increase in accrued expenses and
      other liabilities                                72,087
      Net cash used by operating activities          (514,400)

Investing activities:
  Purchase of office equipment                        (35,111)
  Investment in joint venture                         (35,000)
  Increase in other assets, escrow deposit            (25,000)
    Net cash used by investing activities             (95,111)

Financing activities:
  Proceeds from short-term borrowings                  50,000
  Repayment of short-term borrowings                  (50,000)
  Prepayment of secondary offering expenses            (9,000)
  Proceeds from sale of common stock, net           1,015,635
    Net cash provided by financing activities       1,006,635
    Increase in cash and cash equivalents             397,124
Cash and cash equivalents at inception                    -
Cash and cash equivalents at end of period        $   397,124
Noncash investing and financing transactions:
Stock issued for services                     $    58,500

See accompanying notes to financial statements.

REDNECK FOODS, INC.
(A Development Stage Company)

Notes to Financial Statements
December 31, 1997

1.  Organization

Nature of Operations - Redneck Foods. Inc. (the "Company") is a development stage company that was incorporated on January 31, 1997 in the state of Delaware. The Company currently intends to acquire and operate barbecue restaurants to be known as "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q". It plans to initially acquire existing barbecue restaurants for conversion to one of the two restaurant concepts. The Company also intends to produce, market, and distribute food products using the "Foxworthy" name. Operations to date have consisted of the efforts to negotiate agreements with Jeff Foxworthy and raise the initial capital necessary to fund sales and marketing efforts, research and development of food products, inventory and initial start-up expenses. The Company has elected to end its fiscal year on December 31.

2.  Summary of Significant Accounting Policies

The following is a summary of the more significant accounting policies used in the preparation of the accompanying financial statements.

Basis of Presentation - The accounting principles followed by the Company and the methods of applying these principles conform with the generally accepted accounting principles (GAAP) and with general industry practices.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash includes cash on hand and deposits at financial institutions with an initial maturity of three months or less. At time the Company has cash and cash equivalents which are not covered by federal deposit insurance. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Inventories - Inventories are stated at cost determined by the first-in first-out (FIFO) method.

Office equipment - Office equipment is carried at cost less accumulated depreciation. Depreciation is provided for financial reporting purposes principally on the straight-line basis over the estimated useful lives of the respective assets.

Repairs and maintenance are charged to earnings as incurred. Expenditures for renewals and betterments are capitalized. The assets and accumulated depreciation accounts are relieved of the gross amounts with respect to items replaced, retired or disposed of otherwise. Gains and losses from disposals are reflected in operations.

Organizational Cost- The organizational cost will be amortized on a straight-line basis over five years after the first store commences Operations.

Income Taxes - The Company utilizes the liability method of computing income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method, deferred tax liabilities and assets are established for future 'ax return effects of temporary differences between the stated value of assets and liabilities for reporting purposes and their tax basis adjusted for tax rate changes. The focus is on accruing the appropriate balance sheet deferred tax amount, with the statement of operations effect being the result of changes in balance sheet amounts from period to period. Current income tax expense is provided upon actual tax liability incurred for tax return purposes.

Stock-Based Compensation - Transactions in which goods or services are the consideration received for the issuance of equity instruments have been accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Transactions with employees and non-employee directors have been accounted for within the scope of APB Opinion 25.

Net loss per Common Share - Basic net loss per common share was computed by dividing the net loss by the weighted average number of common shares outstanding during the period in accordance with Statement of Financial Accounting Standards No. 128. "Earnings Per Share" (SFAS 128). Net loss available to the common stockholders for the basic loss per share computation is the net loss report in the statement of operations. The conversion of the convertible preferred stock and stock equivalents for the stock options would have no dilutive effect, therefore only the basic net loss per share has been presented.

Impact of New Accounting Pronouncement - During 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 provides accounting and reporting standards for displaying comprehensive income and components of comprehensive income n a complete set of financial statements. SFAS 130 addresses reporting and display only and is effective for fiscal years beginning after December 15, 1997. The adoption of SEAS 130 is not expected to have a material impact on the Company's financial statements.

3.  Prepaid Expenses
Prepaid expenses consist of the following:

Prepaid insurance                           $  17,122
Prepaid consulting                             50,000
   Total                                       67,122

Prepaid consulting is cash payments on two consulting agreements for which services are anticipated to be provided during the next twelve months. The portion of these prepayments for services which will be fulfilled after that time have been classified as other assets.

4.  Investment in Joint Venture

The Company has entered into a joint venture with Pigs "R" Us, Inc. (A Florida Corporation) to be called 'Redneck Pigs Joint Venture l". The sole purpose of the joint venture is create a single barbecue restaurant on property under lease by Pigs "R" Us. The parties agreed to convert the venture into a limited liability company as soon as practicable and to jointly plan, operate and own the pilot restaurant. The Company will sublicense to the venture certain rights under its license agreement and contribute capital. The Company has contributed $35,000 to this joint venture. The Company will own a 10% interest in the venture and therefore the investment will be accounted for using the cost method. The Company shall be paid a consulting fee of 3% of gross sales in addition to its available distributions based on its ownership interest. Certain options and rights for both parities in the joint venture are established by the contractual agreement.

5.  Other Assets

Included in other assets are prepaid expenses and other assets consist of the following:
  Escrow deposit                                       $  25,000
  Organization cost 	                                3,000
  Product/Restaurant design expenses                      99,853
  Prepaid offering expense                                 9,000
  Prepaid consulting                                      45,000
  Deposits and other prepaid expenses                      2,104
     Total                                               183,957

The escrow deposit was made in connection with negotiations with a barbecue restaurant chain which the Company is currently seeking to acquire.

6.  Accrued expenses and other liabilities

Salaries and wages have been accrued for certain executives of the Company under their employment agreements. These accrued salaries and wages will be paid upon the acquisition of $2.5 million in initial capital. Currently, the Company has included in accrued expenses and other liabilities approximately $59,000 in unpaid salaries and related payroll taxes under these agreements.

7.  Income Taxes

The Company plans to file its federal and State income tax returns on a calendar year basis. No provision for income tax benefit has been provided for in the accompanying statement of operations because of the Company's uncertainty regarding the utilization of its operating losses. Accordingly, a valuation allowance for the deferred tax asset has been recognized at December 31, 1997.

The difference between actual income tax benefit and the amount computed by applying the federal statutory income tax rate of 34% to loss before income tax benefit is reconciled as follows:
  Computed income tax benefit                  $      (223,000)
  (Increase) decrease resulting from:
    Nondeductible compensation cost recognized for
      financial statement purposes                      36,000
    Valuation allowance for net operating losses       187,000
  Actual income tax benefit                    $          -

At December 31, 1997, deferred tax assets consist primarily of net operating losses accumulated since inception. The following summarizes the expected tax consequences of future taxable events due to differences in bases of assets and liabilities for financial reporting and income tax purposes as of December 31, 1997.
  Gross deferred tax asset                      $     (187,000)
  Less valuation allowance                             187,000
    Net deferred tax asset                      $         -

At December 31, 1997, the Company has net operating losses of approximately $545,000 which will expire 2012.

8.  Stockholder' Equity

During the periods covered by these financial statements the Company issued securities in reliance upon an exemption from registration with the Securities and Exchange Commission. Although the Company believes that the sales did not involve a public offering and that it did comply with the exemptions from registration, it could be liable for rescission of said sales if such exemption was found not to apply. The Company has not received a request for rescission of shares nor does it believe that is probable that its stockholders would pursue rescission nor prevail if such action were undertaken.

Convertible Preferred Stock - In February 1997, the Company entered into an agreement which was contractually valued at $50,000 for the use of Jeff Foxworthy's name and character. The agreement contains a license agreement as well as a promotional agreement. The license agreement allows the Company to use his character and name in its marketing efforts. This agreement has a term of fifty (50) years. The promotional agreement states that Mr. Foxworthy will provide a certain number of promotional appearance over a five year period. The entire value of the contract has been assigned to the promotional agreement and is currently reflected as unearned services in stockholders equity on the accompanying balance sheet and will be expensed as promotional services are provided.

In consideration for this agreement, the Company issued 2,500,000 shares of Class A convertible preferred stock to Mr. Foxworthy. These shares are convertible into common stock once initial capitalization of $2.5 million is reached. The conversion ratio is equal to twenty-five percent of the outstanding shares of common stock on an as converted basis. Upon the execution of the agreement 1,666,667 shares of the preferred stock were non-forfeitable by Mr. Foxworthy and the residual 833,333 shares shall become non-forfeitable ratably over the next five years as the promotional agreement is satisfied. The convertible preferred stock issued was valued at S.02 per share.

Common Stock - In February 1997, the Company entered into an agreement to sell 5,100,000 shares of founders stock to David Womick which was assigned a value of $.02 per share. In lieu of cash payment and in consideration for the stock purchased by him from the Company, Mr. Womick agreed to be the Company's Chief Executive Officer for a period of five years. The employment services to be rendered have been valued at $102,000 and will be recognized as compensation in the accompanying statement of operations as earned. Of the total 5.1 million shares issued, 3.4 million shares are not subject to forfeiture and the remaining 1.7 million shares subject to forfeiture are reduced ratably on the first day of each month over a three year period.

In June 1997, the Company entered into two consulting contacts that provided for the issuance of 1,000,000 shares of common stock in lieu of cash for consulting services to be rendered. The consulting contracts established a fair market value conversion rate for the services at $.10 per share. One of the parties to the consulting contracts subsequently became a director of the Company. The 200,000 shares issued to this director have been earned and is restricted common stock pursuant to Rule 144 of the Securities and Exchange Act of 1933 (the "Act").

In June 1997, the Company also issued restricted stock pursuant to the Act in consideration for directors fees and services in accordance with various employment contracts. The aggregate shares issued under these agreements constituted 416,000 shares of common stock and were valued at $.10 per share
commensurate with the external consulting contracts.   Shares issued to
officers have been expensed as services were provided.


In July 1997, the Company sold 156,000 shares of stock to various individuals for cash at $.75 per share to raise start-up capital. All of the shares of stock sold have been classified as restricted stock. There was no cost associated with raising this start-up capital.

The Company has issued in aggregate 772,000 shares of common stock which are restricted for two years pursuant to Rule 144 of the Act. These restricted shares allowed the Company to qualify for an exemption from the registration requirements of the Act and thus file an offering under Rule 504 of Regulation D as noted below.

In October 1997, the Company completed an offering under Rule 504 of Regulation D of the Act and sold 920,000 shares of common stock at $1.00 per share. The costs associated with raising this capital was approximately $21,000.

9.  Stock Options

The Board of Directors has from time to time decided at its discretion to issue stock options to various individuals who are not employees or non-employee directors of the Company. As of the balance sheet date, the Company has granted and outstanding 875,000 options to purchase stock with various expiration dates ranging from two to ten years. These Options to purchase stock can be exercised at various prices ranging from $.50 to $1.00 per share and can be exercise at any time before the expiration date No options to purchase shares were exercised in 1997. The following table details the composition of the Options to purchase shares at December 31, 1997.

 Stock options granted and outstanding  Exercise price  Date Granted   Exp. date
     55,000 shares                      $1.00           July 1997      July 1999
     30,000 shares                       1.00         September 1997  September 1999
    250,000 shares                        .85          December 1997   December 2002
    540,000 shares                        .50            July 1997      July 2007

All of the above options were granted at fair market value except the 250,000
shares which were granted at a 15% discount.   The discount is being expensed
over the term of the options.

The Company has not adopted any plans as of December 31, 1997 to grant options to employees or non-employee directors. In accordance with Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock-Based Compensation", the Company has elected to continue to measure employee compensation cost for the accompanying statement of operations using APB Opinion No. 25, "Accounting for Stock Issued to Employees". See Note 7 for discussion of common shares issued to employees and non-employee directors for services in 1997.

10.  Commitments and Contingencies

The Company has entered into employment contracts with certain of its key employees as well as a license and promotional agreement with Mr. Foxworthy. These contacts vary in length from three to fifty years in duration.

All contracts with the key employees are considered void if the $2.5 million of initial capital is not obtained. In the event full initial capital has not been raised by June 30, 1998, Mr. Foxworthy has the right to withdraw the use of his name and likeness. Should this event happen, the Company would be required to discontinue the use of all licensed material. This would require changing the name of the any restaurants and products. The Company has limited operating history and the sales of its products and revenues from its proposed restaurants are currently dependent on the use of the licensed material.

The Company's operations is also dependent on its ability to raise additional capital through an anticipated SB-2 registration offering. This additional capital will be necessary for restaurant acquisitions, marketing and product development, and general operations.

The Company leases its administrative office facilities under a short-term operating lease. Rent expense for the period ending December 31, 1997 was approximately $8,900.

                    REDNECK FOODS. INC
              (A Development Stage Company)
                       Balance Sheet
                       (Unaudited)
                      June 30, 1998

Assets
Current assets:
  Cash and cash equivalents                            $  47,934
  Accounts receivable                                     87,245
  Inventories                                            103,924
  Prepaid expenses                                         9,859
                                                       ---------
    Total current assets                                 248,962


Office and restaurant equipment,
  net of accumulated depreciation of $5,943              160,845

Other assets:
  Investment in joint venture                             50,000
  Goodwill                                               500,000
 Noncompete agreement, net of accumulated
     amortization of $4,667                               65,333
Prepaid expenses and other assets                        265,739
                                                     -----------
    Total assets                                     $ 1,290,879
                                                     ===========

Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payables                                  $   62,006
  Accrued expenses and other liabilities                 10,702
                                                     ----------
  Total Current Liabilities                          $   72,708


Stockholders' equity:

Convertible Preferred stock  ($.00l par value,
    2,500,000 shares authorized; -0- outstanding)             -
  Common stock ($.001 par value, 100,000,000 shares
    authorized; 11,265,555 shares
      issued and outstanding)                            11,257
  Paid-in capital                                     2,949,854
  Deficit accumulated during development stage       (1,697,940)
  Unearned services                                     (45,000)
                                                      ---------
     Total stockholders equity                        1,218,171
                                                     ----------
     Total liabilities and stockholders' equity     $ 1,290,879
                                                     ==========


See accompanying notes to financial statements.

                        REDNECK FOODS, INC.
                  (A Development Stage Company)
                    Statement of Operations
          For the Six Months Ending June 30, 1998 and 1997


                                                     June 30, 1998          June 30, 1997

Net Sales                                             $ 111,629                $      -

Cost of goods sold                                       74,913                       -
                                                      ---------                --------
    Gross profit                                         36,716                       -

Expenses:
  Selling, General and administrative                 1,085,913                 248,073
                                                      ---------                --------
    Loss from Operations                             (1,049,197)               (248,073)

Other income (expenses:):
  Interest income, net                                    2,244                       -
  Royalty income                                          5,746                       -
  Loss on equipment disposal                             (1,141)                      -
                                                      ---------                 -------
    Other income (expenses), net                          6,849                       -
                                                      ---------                 -------
Loss before income tax benefit                       (1,042,348)               (248,073)
Income tax benefit                                            -                       -
                                                      ---------                 -------

    Net loss                                         (1,042,348)              (248,073)
                                                      =========                =======



See accompanying notes to financial statements.

                                REDNECK FOODS. INC.
                          (A Development Stage Company)
                             Statement of Cash Flows
                 For the Six Months Ended June 30, 1998 and 1997


                                                        1998                      1997
                                                      -------                   -------

Operating activities;
  Net loss                                        $  (1,042,348)                $(248,073)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
 Recognition of unearned services
   received from stock issuance                          13,500                         -
   Expense recognized for stock options granted           3,750                         -
   Depreciation and amortization                          9,915                         -
   Loss on equipment disposal                            1,141                         -
   Common Stock issued for services                     202,500                   137,600
 Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable           39,389                         -
    (Increase) decrease in prepaid expenses
        and other assets                                106,773                   (16,785)
    (Increase) decrease in inventories                 (102,244)                        -
     Increase (decrease) in accounts payable            (87,986)                   95,158
    Increase (decrease) in accrued expenses             (61,385)                   32,100
                                                       --------                  --------
      Net cash used by operating activities            (916,995)                        -
                                                       --------                  --------

Investing activities:
  Proceeds from disposal of office equipment              1,200                         -
  Purchase of equipment                                 (34,326)                        -
  Investment in joint venture                           (15,000)                        -
  Advances to joint venture                             (27,777)                        -
  Increase in other assets                             (131,292)                        -
                                                       --------                  --------
    Net cash used by investing activities              (207,195)                        -
                                                       --------                  --------

Financing activities:
  Net Proceeds from sale of common stock                775,000                         -
  Proceeds from short-term borrowings                    12,000                         -
  Repayment of short-term borrowings                    (12,000)                        -
                                                       --------                  --------

    Net cash provided by financing activities           775,000                         -
                                                       --------                  --------

    Decrease in cash and cash equivalents              (349,190)                        -

    Cash and cash equivalents at beginning of period    397,124                         -
                                                       --------                  --------
Cash and cash equivalents at end of period              $47,934                  $      -
                                                        =======                  ========

Noncash investing and financing activities:
      Preferred stock converted to common stock          $2,500                         -
     Common stock issued for equipment,
         goodwill and noncompete agreement             $670,000                  $      -


See accompanying notes to financial statements.

                         REDNECK FOODS, INC.
                  (A Development Stage Company)
            Notes to Unaudited Interim Financial Statements
                      June 30, 1998 and 1997


1.  Organization

Nature of Operations - Redneck Foods. Inc. (the "Company") is a development stage company that was incorporated on January 31, 1997 in the state of Delaware. The Company currently intends to acquire and operate barbecue restaurants to be known as "Foxworthy's Smoke House Grill" or "Foxworthy's Backyard Bar-B-Q". The Company intends to initially acquire existing barbecue restaurants for conversion to one of the two restaurant concepts. The Company also intends to market and distribute food products using the "Foxworthy" name.

2.  Basis of Presentation

The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include all disclosures necessary for a complete presentation of the balance sheets, statements of operations, and statements of cash flows in conformity with
generally accepted accounting principles.   However, all adjustments which
are, in the opinion of management, necessary for the fair presentation of the
interim financial statements have been included.   All such adjustments are
of a normal recurring nature.   The statements of operations for the interim
periods are not necessarily indicative of the results which may be expected for the entire year.

It is suggested that these unaudited financial statements be read in conjunction with the audited financial statements and notes thereto for the Company for the year ended December 31, 1997.


3.  Income Taxes

The Company plans to file its federal and State income tax returns on a calendar year basis. No provision for income tax benefit has been provided for in the accompanying statement of operations because of the Company's uncertainty regarding the utilization of its operating losses. Accordingly, a valuation allowance for the deferred tax asset has been recognized at June 30, 1998.


4.  Joint Venture

The Company has entered into a joint venture with "Pigs-R-Us" (A Florida corporation) to form a joint venture called "Redneck Pigs, LLC" (A Florida
corporation).   Redneck Pigs owns and operates a barbecue restaurant under
the "Foxworthy's Backyard B-B-Q" concept.   The Company has contributed
$50,000 to this joint venture as of June 30, 1998 and has not yet begun receiving any significant royalty income from the joint venture.

5.  Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following at June 30, 1998:

Deposits                                               $   6,594
Real estate deposit                                       42,352
Restaurant design and architectural fees                 138,793
Organizational cost                                        3,000
Earnest deposit for business acquisition                  75,000
                                                       ---------
                                                        $265,739
                                                       =========

The Company has deposited earnest monies of $75,000 with the owner of a barbecue restaurant chain for the opportunity to negotiate a potential
acquisition.   As of June 30, 1998, Company management and the owner were still negotiating a potential deal and upon a successful acquisition the earnest monies will be applied toward the purchase price.

6.   Stockholders' Equity

In June 1998, the 2,500,000 shares of convertible preferred stock were converted into 2,904,722 shares of common stock in accordance with the preferred stock agreement.

During the six months ending June 30, 1998, the Company also issued 223,333 shares of common stock under an asset purchase agreement with an assigned value of $670,000 to the owners of a barbecue restaurant in Asheville, North
Carolina.   The stock issued was in consideration for a five year noncompete agreement valued at $70,000, goodwill valued at $500,000 and various
restaurant equipment valued at $100,000.   The Company anticipates completing
the acquisition of the land, building and improvements sometime in the third
or fourth quarter of 1998.   As of June 30, 1998, the Company had deposited
with the sellers $42,352 toward the purchase price of the real property.
This deposit is presented in other assets on the accompanying balance sheet.

7.   New Accounting Pronouncement

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Cost of Start-up
Activities".   The SOP requires that the cost of start-up activities, or one-
time activities that relate to the opening of a new facility and organizational cost be expensed as incurred instead of being capitalized. This SOP must be implemented by no later than the first quarter of 1999 at which time the write-off of any unamortized pre-opening costs or organization cost will be reported as a cumulative effect of a change in accounting principle in the statement of operations.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(2) Charter and By-Laws
(3) Instruments defining the rights of security holders
(5) Voting Trust Agreement - Not Applicable
(6) Material Contracts
(7) Material Foreign Patents - Not Applicable
(12) Additional Exhibits

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1)    Articles of Incorporation incorporated by reference for Form 10SB filed April 27, 1998, File Number 0-24093
(2.2)    Bylaws incorporated by reference for Form 10SB filed April 27, 1998,
           File Number 0-24093
(3.1)    Common Stock Certificate incorporated by reference for Form 10SB filed April 27, 1998, File Number 0-24093
(3.2)    Preferred Stock Certificate
(6.1)    License Agreement with Jeff Foxworthy incorporated by reference for
           Form 10SB filed April 27, 1998, File Number 0-24093
(6.2)    Stock Purchase Agreement with Jeff Foxworthy incorporated by reference for Form 10SB filed April 27, 1998, File Number 0-24093
(6.3)    Promotion Agreement with Jeff Foxworthy incorporated by reference for Form 10SB filed April 27, 1998, File Number 0-24093
(6.4)    Extension with Jeff Foxworthy incorporated by reference for Form
            10SB filed April 27, 1998, File Number 0-24093
(6.5)    Consulting Agreement with J.P. Williams incorporated by reference for Form 10SB filed April 27, 1998, File Number 0-24093
(6.6)    Consulting Agreement with Little Pond Enterprises, Inc. incorporated by reference for Form 10SB filed April 27, 1998, File Number 0-
            24093
(6.7)    Joint Venture Agreement with Pigs"R"Us incorporated by reference for
            Form 10SB filed April 27, 1998, File Number 0-24093
(6.8)    Marketing Agreement with Shannon/Rosenbloom Marketing, Inc.
             incorporated by reference for Form 10SB filed April 27, 1998, File Number 0-24093
(6.9)    Buyer-Broker Agreement with Business Intermediary Services incorporated by reference for Form 10SB filed April 27, 1998, File Number 0-24093
(6.10)    Arbitration Agreement incorporated by reference for Form 10SB filed
             April 27, 1998, File Number 0-24093
(6.11)   Berstein Employment Agreement incorporated by reference for Form
             10SB filed April 27, 1998, File Number 0-24093
(6.12)   Proprietary Rights and Confidentiality Agreement incorporated by reference for Form 10SB filed April 27, 1998, File Number 0-
              24093
(6.13)   Registration Rights Agreement incorporated by reference for Form
               10SB filed April 27, 1998, File Number 0-24093
(6.14)   OTC Communications Corp. Consulting Agreement
(6.15)   Letter of Understanding with The Wall Street Group, Inc.
(6.16)   Termination of Pigs "R" Us Joint Venture dated September 17, 1998
(6.17)   Amended and Restated Stock Purchase Agreement dated August 20, 1998 by and between the Company and Woody's Bar-B-Q Holdings, Inc.
           and extensions incorporated by reference to Form 8-K dated September 11, 1998

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             REDNECK FOODS, INC.



                                             David Womick
Date: September 29, 1998                     --------------------------------
                                             By:  David Womick, President